                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                            -------------------


                                  FORM 15
       CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
          SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
      SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
                 OF THE SECURITIES AND EXCHANGE ACT OF 1934

                               -------------



             Commission file number:  33-56292 and 33-56292-01


                    DR PEPPER BOTTLING COMPANY OF TEXAS
                     DR PEPPER BOTTLING HOLDINGS, INC.
--------------------------------------------------------------------------
          (Exact Name of Registrant as Specified in its Charter)

                         2304 Century Center Blvd.
                            Irving, Texas 75062
--------------------------------------------------------------------------
 (Address, Including Zip Code, and Telephone Number, Including Area Code,
               of Registrant's Principal Executive Offices)

              10 1/4% Senior Notes due 2000 ("Senior Notes")
         11 5/8% Senior Discount Notes due 2003 ("Discount Notes")
--------------------------------------------------------------------------
         (Title of Each Class of Securities Covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)           [_]      Rule 12h-3(b)(1)(i)          [_]

Rule 12g-4(a)(1)(ii)          [_]      Rule 12h-3(b)(1)(ii)         [_]
Rule 12g-4(a)(2)(i)           [_]      Rule 12h-3(b)(2)(i)          [_]

Rule 12g-4(a)(2)(ii)          [_]      Rule 12h-3(b)(2)(ii)         [_]
                                       Rule 15d-6                   [x]


Approximate number of holders of record as of the certification date:
Approximately 100 for the Senior Notes and 60 for the Discount Notes as of January 1, 1995.
----------------



Pursuant to the requirements of the Securities Exchange Act of 1934, each of Dr Pepper Bottling Company of Texas and Dr Pepper Bottling Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:     March 28, 1996               By:    /s/ Holly Lovvorn
      ------------------------------       -------------------------------


                                       Name:     Holly Lovvorn
                                       Title:    Vice President and Chief
                                                 Financial Officer

Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.